Exhibit 99.5

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

TIMETABLE FOR PAYMENT OF DIVIDEND

Cape Town, 3 February 2014 - Further to the announcement of Randgold Resources’ fourth quarter and year end results for the period ended 31 December 2013 which included a recommendation from the board of directors that (i) an annual dividend of US$ 0.50 net per share be paid subject to the approval of the Company’s shareholders at the Company’s annual general meeting on Wednesday 6 May 2014, and (ii) subject to the approval of the Company’s shareholders at the annual general meeting a scrip dividend alternative be offered in respect of the annual dividend, Randgold Resources confirms the following:

If approved by the Company’s shareholders, the dividend will be payable on Friday 30 May 2014. The record date of payment of the dividend will be Friday 14 March 2013. The ex-dividend date will be Wednesday 12 March 2014.

Shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank of building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the divided mandate form which is available on Randgold Resources’ website at www.randgoldresources.com and posting it back to the registrars with the instructions set out in the form.

The last date for shareholder currency elections and dividend mandates to be received by the Company will be 30 April 2014. If approved by the Company’s shareholders the last date for receipt of elections in respect of the scrip dividend alternative will be 30 April 2014.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com